SO 3/17/04

04016371

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 1 2004

SEC FILE NUMBER
8-37085

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Portfolios Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4250 Veterans Memorial Hway. 4th Floor East
(No. and Street)

Holbrook (City) N.Y. (State) 11741 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Holtz Rubenstein & Co. LLP
(Name – *if individual, state last, first, middle name*)

125 Baylis Rd. (Address) Melville (City) N.Y. (State) 11747 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Lon T. Dolber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Portfolios Financial Services, Inc., as of Feb. 27, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

DAVID G. REY
NOTARY PUBLIC, State of New York
No. 5010840
Qualified in Suffolk County

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity ~~or Partners' or Sole Proprietors' Capital.~~
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HOLTZ
RUBENSTEIN

AMERICAN PORTFOLIOS FINANCIAL SERVICES, INC.

REPORT ON AUDIT OF FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Year Ended December 31, 2003

Contents

Year Ended December 31, 2003 *Pages*

Financial Statements

HOLTZ
RUBENSTEIN
CERTIFIED PUBLIC ACCOUNTANTS

Main Office: 125 Baylis Road, Melville, NY 11747-3823
Tel: 631.752.7400 Fax: 631.752.1742
NYC: 1120 Avenue of the Americas, New York, NY 10036-6773
Tel: 212.398.7600 www.hrcpa.com

Independent Auditors' Report

February 10, 2004

To the Stockholder of
American Portfolios Financial Services, Inc.
Holbrook, New York

We have audited the accompanying statement of financial condition of American Portfolios Financial Services, Inc. as of December 31, 2003 and the related statements of earnings, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Portfolios Financial Services, Inc. as of December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Holtz Rubenstein & Co., LLP

AMERICAN PORTFOLIOS FINANCIAL SERVICES, INC.

Statement of Financial Condition

December 31, 2003

Assets		
Cash	$	1,059,862
Deposits with clearing organization		210,090
Receivable from broker-dealer and clearing organizations		659,981
Miscellaneous receivable		3,683
Prepaid insurance and other		178,449
Due from affiliate		35,945
Furniture, equipment and leasehold improvements at cost, less accumulated depreciation of $6,300		671
Licenses		100,000
Deferred tax asset		82,076
Goodwill		3,503,272
Total Assets	$	5,834,029
Liabilities and Stockholder's Equity		
Liabilities:		
Payable to broker-dealer and clearing organizations	$	11,985
Accounts payable and accrued expenses		5,343
Unearned account representative fees		278,816
Commissions payable		1,295,548
Total Liabilities		1,591,692
Stockholder's Equity:		
Common stock, no par value; 1,500 shares authorized; 100 shares issued and outstanding		3,825,001
Additional paid-in capital		828,483
Accumulated deficit		(411,147)
Total Stockholder's Equity		4,242,337
Total Liabilities and Stockholder's Equity	$	5,834,029

See notes to financial statements.

AMERICAN PORTFOLIOS FINANCIAL SERVICES, INC.

Statement of Earnings

Year Ended December 31, 2003

Revenue:	
Commission revenue	$ 16,402,869
Marketing and service fee income	123,782
Interest and dividends	3,734
	16,530,385
Expenses:	
Commission expense	14,464,491
Overhead reimbursement	1,232,000
Bank charges	17,384
Continuing education	14,530
Data processing and reporting	279,882
Dues and subscriptions	21,996
Exchange and clearance fees	129,598
Insurance	75,016
Interest expense	8,325
Legal and professional	6,570
Licensing and registration fees	96,828
Office expense	6,643
	16,353,263
Income Before Provision for Income Taxes	177,122
Provision for Income Taxes:	
Current	4,185
Deferred	38,067
	42,252
Net Income	$ 134,870

See notes to financial statements.

AMERICAN PORTFOLIOS FINANCIAL SERVICES, INC.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2003

	Common Stock		Additional Paid-In	Accumulated
	Shares	Amount	Capital	Deficit
Balance, December 31, 2002, as previously stated	100	$ 3,825,001	$ 778,483	$ (426,017)
Prior period adjustment	-	-	-	(120,000)
Balance, December 31, 2002, as restated	100	3,825,001	778,483	(546,017)
Contributed Capital	-	-	50,000	-
Net Income	-	-	-	134,870
Balance, December 31, 2003	100	$ 3,825,001	$ 828,483	$ (411,147)

AMERICAN PORTFOLIOS FINANCIAL SERVICES, INC.

Statement of Cash Flows

Year Ended December 31, 2003

Cash Flows from Operating Activities:	
Net income	$ 134,870
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	446
Deferred taxes	38,067
Changes in operating assets and liabilities:	
(Increase) decrease in assets:	
Deposits with clearing organizations	(100,043)
Receivable from broker-dealer and clearing organizations	(312,602)
Receivable from account representatives	21,936
Due to/from affiliate	(64,017)
Miscellaneous receivable	6,000
Prepaid insurance	(157,502)
Increase (decrease) in liabilities:	
Payable to broker-dealer and clearing organizations	(38,566)
Accounts payable and accrued expenses	(81,110)
Unearned account representative fees	278,816
Commissions payable	710,681
Total adjustments	302,106
Net Cash Provided by Operating Activities	436,976
Cash Flows from Financing Activities:	
Contributed capital	50,000
Net Cash Provided by Financing Activities	50,000
Net Increase in Cash and Cash Equivalents	486,976
Cash and Cash Equivalents, beginning of year	572,886
Cash and Cash Equivalents, end of year	$ 1,059,862

See notes financial statements.

Notes to Financial Statements

Year Ended December 31, 2003

1. Summary of Significant Accounting Policies

Nature of business - American Portfolios Financial Services, Inc. ("APFS") acquired an existing broker-dealer on May 1, 2001 and commenced operations on October 1, 2001 after attaining licensure and registration changes for the company and its network of independent representatives. The company's primary source of revenue is providing brokerage services to its customers, who are predominately small and middle-market businesses and individuals. These services are marketed by independent representatives located in various states.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Basis of presentation - APFS is a wholly-owned subsidiary of American Portfolios Holdings, Inc. ("APH"). The financial statements reflect APFS's business activities.

Cash equivalents - The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Securities transactions - Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Commissions - Commissions and related expenses are recorded on a trade date basis as securities transactions occur.

Income taxes - Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. The Company's federal and New York State tax returns are prepared on a consolidated (combined) basis and accordingly, inclusive in the consolidated group's filings.

Depreciation and amortization - Depreciation is provided on an accelerated basis using estimated useful lives of five to ten years. Leasehold improvements are amortized on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the lease.

Goodwill and intangible assets - In January 2002, the Company adopted Statement of Financial Accounting Standard ("SFAS") No. 142 "Goodwill and Intangible Assets." SFAS No. 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment at least annually. The Company completed its annual impairment test during the third quarter of fiscal 2003. The Company estimated the fair value of the reporting unit based upon a multiple of gross commissions. The estimated fair value was then allocated between tangible and intangible assets. As of September 30, 2003 it concluded that the fair value of the reporting unit exceeded the carrying value of the reporting unit. Therefore, no impairment charge was recognized for the year ended December 31, 2003.

Licenses - Licenses represent the value of certain broker-dealer licenses acquired through acquisition. These licenses are not subject to amortization, and are tested for impairment at least annually.

2. Receivable from and Payable to Clearing Organization

Amounts receivable from and payable to clearing organizations at December 31, 2003 consist of the following:

	Receivable	Payable
Deposits with Clearing Organizations	$ 210,090	$ -
Receivable/Payable to/from Clearing Organization	-	11,985
Fees and Commissions Receivable/Payable	659,891	-
	$ 869,981	$ 11,985

The Company clears its customer transactions through an unrelated broker-dealer on a full disclosure basis. The arrangement required the Company to make a $100,000 deposit, which is in an interest bearing account with the clearing agent. The clearing agent offsets its fees, on a monthly basis, against the Company's commissions. The amount payable to the clearing broker relates to the aforementioned transactions.

On March 1, 2003, the Company entered into a second clearing arrangement with an unrelated broker-dealer on a full disclosure basis. This arrangement requires the Company to make a $100,000 deposit, which will be in an interest bearing account, with the clearing agent. The clearing agent offsets its fees against the Company's commissions.

APFS is a clearing member of National Securities Clearing Corporation ("NSCC"). The primary purpose for this arrangement is the Company's participation in NSCC's commission settlement program. The Company receives daily information downloads, and together with information provided from their clearing agent, prepares detailed commission statements for their independent registered representatives. The Company was required to deposit $10,000 in an interest bearing account with NSCC.

3. Receivable from and Payable to Customers

Amounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

4. Commissions Payable and Independent Representative Transactions

The Company conducts business through a network of independent representatives who receive commissions for their services according to the Company's agreed upon commission schedule. As of December 31, 2003 the Company owed its independent representatives approximately $1,296,000.

In addition, the Company charges the independent representatives maintenance fees for access to certain computer information and customer support services. Fees charged for the year ended December 31, 2003 amounted to $447,000. These fees are netted against the respective expense accounts.

Unearned account representative fees represent 2004 maintenance fees received in advance.

5. Concentration of Credit Risk

The Company is engaged in various brokerage activities, in which customer transactions are cleared through unrelated broker dealers. In the event that these parties do not fulfill their obligations, the Company may be

exposed to risk, inclusive of disrupted operations. The Company has no major dependence on any one broker dealer as alternative services and products are readily available. If a relationship were to terminate, the disruption in business activity would be similar to any other business. To reduce this risk, the Company periodically monitors these functions.

The Company's revenue is dependent upon economic and market conditions. The Company is vulnerable to risk if economic and market conditions weaken.

The Company is also dependent, to a degree, upon its top ten registered representatives who were responsible for 25% of the Company's gross revenue for the year end December 31, 2003.

The Company places its cash investments with high credit quality financial institutions. At times, the Company's cash deposits with any one financial institution may exceed amount insured by the Federal Depository Insurance Corporation ("FDIC"). At December 31, 2003 the excess was approximately $736,000.

6. Related Party Transactions

Effective January 1, 2003, the Company and its parent revised their office overhead arrangement by consolidating all the expenses under one monthly reimbursement amount which is determined based on a calculation of the Company's overhead. Reimbursed expenses including, but are not limited to, office and equipment rental, utilities, administrative salaries, and general office expenses. This reimbursement percentage is reviewed on a quarterly basis to determine its adequacy in reimbursing expenses at the appropriate level. The Company reimbursed its parent $1,232,000 for the year ended December 31, 2003.

7. Commitments

On January 17, 2002 the Company entered into a Registered Representative Recruiting Agreement. The recruiter is to receive five-percent (5%) for the first year and four-percent (4%) for years two through six of any gross concessions APFS derives from independent representatives that register with the Company as a direct result of the recruiters' efforts. The Company, in their sole discretion, has the right to approve or disapprove registration without any obligation to the recruiter.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2003, the Company had net capital of $405,997, which was $299,879 in excess of its required net capital of $106,118. The Company's aggregate indebtedness to net capital ratio was 3.9 to 1.

9. Income Taxes

The Company is included in the consolidated federal income tax and the combined New York State tax returns filed by its parent. In addition, APFS is required to file returns in several other states.

Tax liabilities, for financial statement reporting purposes, are calculated as if the Company filed separate income tax returns. The current and deferred portions of the income tax expense (benefit) included in the statement of operations are as follows:

	Current	Deferred	Total
Federal	$ -	$ 30,453	$ 30,453
State	4,185	7,614	11,799
	$ 4,185	$ 38,067	$ 42,252

A deferred tax benefit has been recorded on the statement of financial condition as a result of the Company's net operating losses and difference in the tax treatment of organization costs.

The company's net operating loss carryforwards as of December 31, 2003, which are available in future years are as follows:

	Net Operating Loss	Begin to Expire
Federal	$ 315,000	12/31/21
State	306,000	12/31/21

10. Common Stock

The Company is authorized to issue up to 1,500 shares of no par value common stock. As of December 31, 2003, 100 shares were issued and outstanding, which represent a 100% ownership, to American Portfolios Holdings, Inc. (the "Parent").

11. Supplemental Information - Statement of Cash Flows

Cash paid for interest during the year ended December 31, 2003 for interest was $8,290.

Taxes paid during the year ended December 31, 2003 were $4,185.

12. Prior Period Adjustment

Accumulated deficit at the beginning of 2003 has been adjusted to correct the recording of amortization of goodwill for the period May 1, 2001 (inception) through December 31, 2001. Had amortization been recorded, goodwill at December 31, 2001 would have decreased by $120,000 and the net loss for the period May 1, 2001 (inception) through December 31, 2001, would have increased by $120,000.

Supplementary Information

Supplementary Information - Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

Year Ended December 31, 2003

Schedule 1 - Computation of Net Capital Pursuant to Rule 15c3-1:

Net Capital	
Total Stockholder's Equity	$ 4,242,337
Non-Allowable Assets:	
Receivables from affiliates	35,945
Receivables from non-customers	72,749
Miscellaneous receivable	3,683
Prepaid expenses	23,222
Furniture, equipment and leasehold improvements	671
Licenses	100,000
Deferred tax	82,076
Goodwill	3,503,272
Haircut M/M and error position	675
Fidelity bond excess	14,000
Excess clearing deposit	47
	3,836,340
Excess Net Capital:	$ 405,997
Ratio: Aggregate Indebtedness to Net Capital ($1,591,689 / $405,997)	
Reconciliation with Computation included in Part II of Form X-17a-5 as of December 31, 2003	3.9 to 1

Variances between this computation of net capital under Paragraph F of Rule 15c3-1 and the Registrant's computation filed with Part II, Form X-17A-5 are not material in amount. Accordingly, no reconciliation is deemed necessary.

Schedule 2 - Computation to Determination of Reserve Pursuant to Rule 15c3-3:
Not applicable

HOLTZ
RUBENSTEIN
CERTIFIED PUBLIC ACCOUNTANTS

Main Office: 125 Baylis Road, Melville, NY 11747-3823
Tel: 631.752.7400 Fax: 631.752.1742
NYC: 1120 Avenue of the Americas, New York, NY 10036-6773
Tel: 212.398.7600 www.hrcpa.com

Independent Auditor' Report on Internal Accounting Control

To the Stockholder of
American Portfolios Financial Services, Inc.
Holbrook, New York

In planning and performing our audit of the financial statements and supplemental schedule of American Portfolios Financial Services, Inc. (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by American Portfolios Financial Services, Inc. including tests of such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for or by anyone other than these specified parties.

Holtz Rubenstein & Co., LLP